UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. )*

                Trans World Airlines, Inc.
                     (Name of Issuer)

                       Common Stock
              (Title of Class of Securities)

                         893349837
                      (CUSIP Number)

                    Marc Weitzen, Esq.
       Gordon Altman Butowsky Weitzen Shalov & Wein
             114 West 47th Street, 20th Floor
                 New York, New York 10036
                      (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                      August 23, 1995
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 14 Pages
              List of Exhibits is on Page 12

                       SCHEDULE 13D

CUSIP No.  893349837                     Page 2 of 14 Pages


1    NAME OF REPORTING PERSON
         Pichin Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 3 of 14 Pages


1    NAME OF REPORTING PERSON
         Chelonian Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 4 of 14 Pages


1    NAME OF REPORTING PERSON
         Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 5 of 14 Pages


1    NAME OF REPORTING PERSON
         ACF Industries, Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 6 of 14 Pages


1    NAME OF REPORTING PERSON
         ACF Industries Holding Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 7 of 14 Pages


1    NAME OF REPORTING PERSON
         Highcrest Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 8 of 14 Pages


1    NAME OF REPORTING PERSON
         Icahn Holding Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                           SCHEDULE 13D

CUSIP No.  893349837                             Page 9 of 14 Pages


1    NAME OF REPORTING PERSON
         Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
         00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of American


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7   SOLE VOTING POWER
              0

     8   SHARED VOTING POWER
              4,166,667
     9   SOLE DISPOSITIVE POWER
              0

     10  SHARED DISPOSITIVE POWER
              4,166,667

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,166,667

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13%

14   TYPE OF REPORTING PERSON*
         CO

                       SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.01 per share ("Shares"), of Trans World Airlines, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101.

Item 2.  Identity and Background

         The persons filing this statement are Pichin Corp., a Delaware corporation ("Pichin"), Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Icahn Holding Corporation, a Delaware corporation ("IHC") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of ACF, whose principal business address and the address of its principal office is 3301 Rider Trail South, Earth City, Missouri 63045 and Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 114 West 47th Street, New York, New York 10036.

         Pichin is a wholly owned subsidiary of Chelonian. Chelonian is a wholly-owned subsidiary of Unicorn. Unicorn is a wholly-owned subsidiary of ACF. ACF is a wholly-owned subsidiary of Holding. Holding is a wholly-owned subsidiary of Highcrest. Highcrest is approximately 99.5% owned by IHC. Mr. Icahn is the sole stockholder of IHC.

         Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

         Pichin is primarily engaged in acting as Sponsor of the Retirement Plan for Employees of Trans World Airlines, Inc. and The Retirement Plan for Pilots of Trans World Airlines, Inc., (the "Plans"), Chelonian and Unicorn are primarily engaged in the business of investing in securities. ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars. Holding, Highcrest and IHC are primarily engaged in holding, either directly or through subsidiaries, a majority of the common stock of ACF. IHC also holds all of the stock of Icahn & Co., Inc. ("Icahn & Co."), a registered broker-dealer. From time to time, IHC invests directly and indirectly in securities. Mr. Icahn's present principal occupation is acting as Chairman of the Board of Directors of ACF.

        Carl C. Icahn is the sole stockholder, a director and President of IHC. Mr. Icahn is also Chairman of the Board, a director and President of Highcrest and Chairman of the Board and a director of Holding and ACF. Further, Mr. Icahn is a director of Unicorn, Chelonian and Pichin. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

         Neither Pichin, Chelonian, Unicorn, ACF, Holding, Highcrest, IHC, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

        The securities were acquired by American National Bank and Trust Company of Chicago as Settlement Trustee under the Settlement Trust Agreement dated as of January 5, 1993, in consideration of a reduction in the principal amount of a note issued by Issuer and held by such Trust. The issuance of the Shares in consideration of such reduction was part of the Plan of Reorganization of Issuer which became effective August 23, 1995.

Item 4.  Purpose of Transaction

       See Item 3 for information on the purpose of transaction. There are no plans or proposals which the reporting persons have which relate to the matters enumerated in Item 4.

Item 5.  Interest in Securities of the Issuer

         As of the close of business on November 10, 1995, Registrants may be deemed to beneficially own in the aggregate 4,166,667 Shares of common stock representing approximately 13% of the Issuer's outstanding Shares (based upon the 32,261,938 Shares stated to be outstanding by Issuer.)

         Each of Pichin, Chelonian, Unicorn, ACF, Holdings, Highcrest, IHC and Carl C. Icahn have shared voting power of 4,166,667 shares and shared dispositive power of 4,166,667 Shares. This does not include any of the 722 shares of the Issuer beneficially owned by the Issuer's Retirement Plans, of which Pichin is the Plan Sponsor.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

         Pursuant to an understanding between the Pension Benefit Guaranty Corporation and Pichin, either party may determine to cause the Trust to dispose of the Shares and, in the event of a dispute regarding voting of such Shares, Pichin shall be entitled to direct the voting of 50% of such Shares. These Shares are covered by a Registration Rights Agreement with Issuer dated
August 23, 1995.

Item 7.  Material To Be Filed as Exhibits

         The following documents are filed as Exhibits to this Schedule 13D:

         Exhibit 1  Joint Filing Agreement

         Exhibit 2  Registration Rights Agreement

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:


                  PICHIN CORP.

                  By: /s/ Edward E. Mattner
                  _________________________
                  Edward E. Mattner
                  Its: President


                  CHELONIAN CORP.

                  By: /s/ Edward E. Mattner
                  _________________________
                  Edward E. Mattner
                  Its: President


                  UNICORN CORP.

                  By: /s/ Edward E. Mattner
                  _________________________
                  Edward E. Mattner
                  Its: President


                  ACF INDUSTRIES, INCORPORATED

                  By: /s/ Carl C. Icahn
                  _________________________
                  Carl C. Icahn
                  Its: Chairman of the Board


                  ACF INDUSTRIES HOLDING CORP.

                  By: /s/ Richard T. Buonato
                  _________________________
                  Richard T. Buonato
                  Its: Vice President

                  HIGHCREST INVESTORS CORP.

                   By: /s/ Richard T. Buonato
                  _________________________
                   Richard T. Buonato
                   Its: Senior Vice President


                  ICAHN HOLDING CORPORATION

                  By: /s/ Richard T. Buonato
                  _________________________
                  Richard T. Buonato
                  Its: Vice President


                  By: /s/ Carl C. Icahn
                  _________________________
                      Carl C. Icahn

                  [Joint filing Agreement for Schedule 13D with respect to Trans World Airlines, Inc.]